Exhibit 99.1

SHAREHOLDERS ELECT ALL EZCHIP DIRECTOR NOMINEES AT 2015 ANNUAL GENERAL MEETING

Vote on Proposed Merger to be Determined at a Later Date

YOKNEAM, ISRAEL, November 12, 2015 - EZchip Semiconductor Ltd. (“EZchip” or the “Company”) (NASDAQ: EZCH), a leader in high-performance processing solutions for carrier and data center networks, today announced that at the Company’s 2015 Annual General Meeting, shareholders reelected ALL of EZchip’s director nominees – Benny Hanigal, Eli Fruchter, Prof. Ran Giladi, Joel Maryles and Karen Sarid, and reelected EZchip’s outside director, Shai Saul, and did not elect Raging Capital’s two director nominees.  The final results on all agenda items will be reported by EZchip in filings with the Securities and Exchange Commission and the Tel Aviv Stock Exchange.

Commenting on the results, Eli Fruchter, CEO of EZchip, said, “We believe the reelection of all of EZchip’s directors is a vote of confidence in the Board and its commitment to maximizing shareholder value. The EZchip Board thanks our shareholders for their support and we will continue to work in the best interests of ALL shareholders.”

As previously announced, EZchip postponed the shareholder vote on the Merger Proposal with Mellanox Technologies, Ltd. (“Mellanox”) (NASDAQ: MLNX) at the request of Mellanox pursuant to its right under the Merger Agreement to cause EZchip to postpone the vote on the Merger Proposal. The EZchip Board of Directors will also consider Mellanox’s proposal to revise the Merger Agreement to include (i) a 30-day “go-shop” period during which EZchip would be entitled to solicit third party offers, and (ii) a waiver of its right to a termination, and to negotiate an amendment to the Merger Agreement that is in the best interests of all EZchip shareholders. The Company will advise shareholders as soon as practicable of the outcome of the discussions to amend the Merger Agreement, as well as the new meeting and record dates, and will file and mail updated proxy materials in due course.

About EZchip
EZchip is a fabless semiconductor company that provides high-performance processing solutions for a wide range of applications for the carrier, cloud and data center networks. EZchip’s broad portfolio of solutions scales from a few to hundreds of Gigabits-per-second, and includes network processors, multi-core processors, intelligent network adapters, high-performance appliances and a comprehensive software ecosystem. EZchip’s processing solutions excel at providing great flexibility and high performance coupled with superior integration and power efficiency.

Safe Harbor Statement
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.Forward-looking statements are statements that are not historical facts and may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance and the consummation of the merger with Mellanox Technologies, Ltd.These statements are only predictions based on EZchip's current expectations and projections about future events based on its current knowledge.There are important factors that could cause EZchip's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements.Those factors include, but are not limited to, the impact of general economic conditions, competitive products (including in-house customer developed products), product demand and market acceptance risks, customer order cancellations, reliance on key strategic alliances, fluctuations in operating results, delays in development of highly-complex products and other factors indicated in EZchip's filings with the Securities and Exchange Commission (SEC).For more details, refer to EZchip's SEC filings and the amendments thereto, including its Annual Report on Form 20-F filed on March 31, 2015 and its Current Reports on Form 6-K (including EZchip’s Proxy Statement, dated October 13, 2015 (as supplemented on October 26, 2015)). EZchip undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

Important Additional Information
This communication is neither an offer to purchase nor a solicitation of an offer to sell securities. Shareholders are urged to read the Proxy Statement, dated October 13, 2015 (as supplemented on October 26, 2015), together with the Merger Agreement and other exhibits thereto, in their entirety because they contain important information. The Proxy Statement, dated October 13, 2015 (including the Merger Agreement with Mellanox Technologies, Ltd. and the fairness opinion received by the EZchip Board), has been filed by EZchip with the SEC and mailed to shareholders. The Supplement to the Proxy Statement, dated October 26, 2015, has been filed by EZchip with the SEC and is being mailed to shareholders. Shareholders may also obtain a free copy of these statements and other documents filed by EZchip with the SEC at the website maintained by the SEC at www.sec.gov by directing such requests to:

MacKenzie Partners, Inc.
Toll-free: (800) 322-2885
Collect: (212) 929-5500

Contacts

EZchip Investor Contact
Jeffrey A Schreiner
EZchip
+1-408-520-3676
jschreiner@ezchip.com

EZchip PR Contact
Daureen Green
EZchip
+972-4-959-6677
dgreen@ezchip.com

Additional Contacts
Joele Frank, Wilkinson Brimmer Katcher
Eric Brielmann / Kate Beers
415-869-3950
Sharon Stern / Adam Pollack
212-355-4449

MacKenzie Partners, Inc.
Bob Marese
212-929-5405